 COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, February 18, 2004
All amounts are expressed in US dollars, unless otherwise indicated.

CAMBIOR RETURNS TO PROFITABILITY

Cambior is pleased to report profits of $4.4 million in the fourth quarter of 2003 and $0.6 million for the year.

FOURTH QUARTER HIGHLIGHTS

- *Gold production of 143,100 ounces*
- *Revenues of $59.7 million*
- *Net earnings of $4.4 million (2¢ per share)*
- *39% increase in cash flow from operating activities to $17.4 million*
- *Increase in cash and short-term investments to $95.2 million*
- *42% reduction of the hedge book*
- *Successful completion of the Ariane merger*
- *Substantial increase in mineral resources and renewal of reserves*
- *Successful exercise of the Series B warrants for $30.8 million*

For the fourth quarter ended December 31, 2003, revenues totalled $59.7 million as compared to $53.4 million for the same period last year. Cambior realized net earnings of $4.4 million (2¢ per share) compared to net earnings of $1.5 million (1¢ per share) for the corresponding quarter in 2002. Cash flow from operating activities for the quarter increased by 39% to $17.4 million, compared to $12.5 million for the same period in 2002. Adjusted cash flow[1] from operating activities was $20.5 million, up 32% from $15.5 million for the fourth quarter last year. Higher gold sales and lower unit mine operating costs contributed to the increases in revenues and cash flow from operating activities in the fourth quarter of 2003.

FULL YEAR 2003

For the full year 2003, revenues totalled $195.7 million as compared to $204.2 million last year. Cambior realized net earnings of $0.6 million compared to a loss of $8.1 million (6¢ per share) for 2002. Cash flow from operating activities was $24.2 million compared to $30.8 million in 2002. Adjusted cash flow[1] was $36.4 million compared to $43.0 million in 2002. Revenues and cash flow from operating activities were slightly lower than last year due to a planned decrease in Omai gold production, higher unit operating costs attributable to the stronger Canadian dollar, higher fuel costs and an increase in exploration and business development expenses.

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1 Adjusted cash flow is the cash flow from operating activities presented without the impact of deferred revenue from the delivery of gold on prepaid forward sales.

STRENGTHENING THE BALANCE SHEET

In August 2003, the Company successfully completed an underwritten public offering for $72.2 million (Cdn $100 million). In addition, CBJ.WT warrants expiring on February 27, 2003 and Series B warrants (CBJ.WT.B) expiring on November 24, 2003 were both exercised, for total proceeds of $42.9 million to the Company. As a result of this substantial influx of cash in addition to cash flow from operations, the Company had $95.2 million in cash and short-term investments at the end of 2003.

Capital expenditures totalled $110.4 million in 2003 compared to $30.2 million in 2002. Investments were principally for the development and construction of the Rosebel project ($86.8 million) and for sustaining capital and exploration and development drilling at Cambior's Canadian operations ($16.8 million).

At year end, Cambior's financial obligations[2] stood at $88.6 million, up from $64.7 million a year earlier due to full drawdown of the term loan facility for the Rosebel construction and the inclusion of Ariane Gold Corp. debt in Cambior's debt following the merger of the two companies in November 2003.

GOLD HEDGING PROGRAM

<u>Continued Reduction in Hedging Program</u>

Cambior reduced its hedging commitments by 42% or 540,500 ounces in 2003, through the delivery of gold production against existing hedging positions and the repurchase of positions.

As at December 31, 2003, the Company had total commitments of 746,000 ounces at an average price of $306 per ounce, including 103,800 ounces of call options sold at an average price of $301 per ounce. The Company's total commitments for its gold hedging program at the end of 2003 represented 18% of mineral reserves.

PRODUCTION HIGHLIGHTS

Cambior produced 521,500 ounces of gold at a mine operating cost of $241 per ounce in 2003, compared to 568,000 ounces at $223 per ounce last year. The decline in production reflected a planned reduction at the Omai mine arising from the depletion of soft ore mill feed and reduced throughput. Unit costs were higher in 2003 mainly as a consequence of the stronger Canadian dollar and higher energy costs.

For the fourth quarter of 2003, gold production totalled 143,100 ounces at a mine operating cost of $231 per ounce compared to 133,000 ounces at a mine operating cost of $240 per ounce for the corresponding quarter in 2002. Decreased unit costs despite the stronger Canadian dollar are attributable to higher head grades at all of the Company's operations.

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2   Financial obligations consist of long-term debt and gold delivery obligations under the prepaid gold forward sales agreement (deferred revenue).

Operations

The **Omai** mine produced 271,000 ounces of gold in 2003 at a mine operating cost of $220 per ounce. For the fourth quarter alone, the mine yielded 77,200 ounces at a mine operating cost of $199 per ounce, compared to 74,000 ounces at a unit cost of $236 for the same quarter a year earlier. This performance was achieved due to a higher head grade, and despite the lower mill throughput.

For 2003, the **Doyon** Division produced 217,200 ounces at a mine operating cost of $267 per ounce, which compares to 216,200 ounces at $228 per ounce in 2002. The milled grade of ore from the underground mines was 6.2 g Au/t, 11% higher than the grade from underground last year. The rise in operating cost was due to production slowdowns and repair costs, both arising from a hoist failure at the Doyon mine in the second quarter of 2003, as well as the stronger Canadian dollar. Fourth quarter production for this year was 55,900 ounces of gold at a mine operating cost of $273 per ounce, up from 50,900 ounces at $246 per ounce last year. The higher unit operating costs were mainly due to the stronger Canadian dollar. The milled grade from the underground mines was also higher (+13%) as compared to the corresponding quarter in 2002.

Cambior's share of production from the **Sleeping Giant** mine amounted to 33,000 ounces at a mine operating cost of $246 per ounce, compared to the same number of ounces produced at $220 per ounce last year. For the fourth quarter, Cambior's share totalled 10,000 ounce at $239 per ounce compared to 8,100 ounces at $244 per ounce a year earlier. Higher cash costs for the fourth quarter and the year overall, despite a higher head grade, were primarily due to the stronger Canadian dollar.

Cambior's share of niobium sales from the **Niobec** mine declined slightly in 2003 to $22.2 million, due to a difficult steel market in North America in 2003 and a lower niobium price on world markets.

2004 PRODUCTION TARGETS

Cambior's gold production target for 2004 is 705,000 ounces at an estimated mine operating cost of $221 per ounce. The higher target for 2004 reflects the start-up of the Rosebel mine in the first quarter of 2004, which will more than offset the planned production decrease at Omai and the temporary shutdown of the Mouska mine due to the deepening of the internal shaft from January to October 2004. Total capital expenditures for 2004 are estimated at $49.1 million, including sustaining capital of $39.6 million for the operating gold mines.

2004 TARGETS			
Gold mine	**Production (ounces)**	**Mine operating cost ($/oz)**	**Capital expenditures (millions of $)**
Omai	234,000	222	—
Doyon Division[1]	192,000	263	17.8
Sleeping Giant (50%)	34,000	255	3.0
Rosebel Project[2]	245,000	184	18.8[2]
TOTAL	**705,000**	**221**	**39.6**

(1) Includes the Doyon and Mouska mines. The Mouska mine will be shut down for 10 months in 2004 to allow for the deepening of the internal shaft from January to October.

(2) Commercial production to begin in the first quarter of 2004. Includes $6 million to complete construction in the first quarter of 2004.

MINERAL RESOURCES AND RESERVES

Mineral Resource Increased Significantly and Reserves Renewed

At December 31, 2003, proven and probable reserves stood at 4.1 million ounces of gold contained, essentially unchanged from 2002. All mineral reserves and resources as at December 31, 2003, are based on a gold price of $350 per ounce. Reserves and resources, along with the identification of the qualified persons who prepared these calculations in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on August 20, 2000, are summarized in the consolidated financial statements and explanatory notes thereto.

Mine site exploration and development drilling at the Canadian operations added 157,100 ounces of mineral reserves, replacing 60% of production. The largest increases for the Canadian operations were at the Mouska and Sleeping Giant mines. Rosebel showed a gain of 239,000 ounces in its mineral reserves due to a $25 increase in the gold price used for the mineral reserve calculation.

Substantial gains were seen in all categories of resources. A 52% increase in measured and indicated resources was primarily attributable to the acquisition of the Camp Caiman deposit in November 2003.

A sensitivity analysis using a gold price of $325 per ounce indicates that mineral reserves would fall 5% to 3.9 million ounces of gold contained. Mineral reserves increase by 1% when calculated at a gold price of $375 per ounce.

At year end, Cambior's share of proven and probable reserves at Niobec totalled 11.3 million tonnes at a grade of 0.65 % Nb_2O_5, which corresponds to at least 17 years of production at the current mining rate. The Niobec mine has had an excellent history of mineral reserve renewal since it first opened 27 years ago.

EXPLORATION AND BUSINESS DEVELOPMENT

In 2003, Cambior's exploration activities targeted the Company's mine sites, where the probability of finding extensions to existing deposits or new mineralized zones is considered very high. Exploration expenditures amounted to $14.9 million, including $7.6 million for offsite exploration. The success of the exploration program has led to the recently-completed mine deepening program at Sleeping Giant and the current deepening of the Mouska internal shaft to access the extensions to the mineralized zones at depth. It also brought encouraging results at depth on the Westwood property two kilometres east of Doyon.

In early 2004, the Company reported promising drilling results on the Gemini-Turgeon project (under option), located in the Abitibi region. Thirteen holes totalling 5,400 meters were drilled and the results show excellent gold and polymetallic potential for the entire area and the possible extension of Zone 51. The exploration program will continue with 3,000 meters of drilling in the first quarter of 2004 to test the extensions of the mineralized intersections and other interesting targets.

For 2004, exploration will remain focused on or near the Company's mine sites and advanced projects. Given Cambior's improved financial condition and the favourable gold market, the 2004 exploration budget has been increased to $25 million, of which approximately $16.4 million will be capitalized. On the Westwood property, Cambior will continue drilling to test the Westwood area at depth from surface. The Company will also drive a 2.6-km exploration drift from the 14th level to the eastern edge of the Doyon property to reach the Westwood area by the end of 2006, carrying out underground exploration drilling as the drift progresses. Cambior will continue exploring the Abitibi area, the Huamachuco region of Peru near the Alto Chicama gold discovery and its exploration properties in French Guiana and Guyana, and will initiate exploration programs on the properties adjacent to the Rosebel concession.

Ariane Gold Corporation (Camp Caiman)

Acquired on November 29, 2003, through the merger with Ariane Gold Corporation, the Camp Caiman property contains measured and indicated resources of 1.2 million ounces of gold. The Company is confident that the property has the potential for the discovery of additional mineral resources. For 2004, the Company has budgeted $5.2 million in capital expenditures to increase these mineral resources and prepare a final feasibility study and environmental impact assessment by year end.

SUCCESSFUL MILL STARTUP AT THE ROSEBEL PROJECT

On February 11th, 2004, the Rosebel mine, located in Suriname, initiated the processing of ore on a sustained basis. Over the next month, mill throughput will increase to reach design capacity. Commercial production is expected to begin in the first quarter of 2004. The mine currently has a stockpile of approximately 750,000 tonnes of ore available for processing. Cambior began the $95 million construction and development of the Rosebel project in January 2003. As of the end of January 2004, approximately $93.6 million had been spent on the project. The project schedule and capital expenditures are in line with the original plan.

From February to December 2004, Rosebel is expected to process 4.6 million tonnes of ore at an average grade of 1.8 g Au/t and a gold process recovery of 92% to produce 245,000 ounces of gold. There is no plan to mill hard rock material in 2004. The primary source of mill feed will be the Pay Caro and East Pay Caro deposits, located in the north limb of the Rosebel property, and the Royal Hill deposit, located in the south limb. The mine operating cost for 2004 is estimated at $184 per ounce.

"The mill startup is in accordance with our plans, and is the culmination of the efforts of our construction and development team, suppliers and contractors as well as the Government of Suriname and the local communities, " stated Louis P. Gignac, Cambior's President and Chief Executive Officer. "We extend our appreciation to all stakeholders for their efforts in ensuring a successful startup, and we look forward to a continued positive relationship with them."

2004 OUTLOOK

"We are pleased to have regained profitability and to have thus attained the objective set at the beginning of 2003," Mr. Gignac added. "Our operations met their yearly production targets in spite of some upsets at certain locations. Mine personnel were also successful in partially containing strong cost pressures caused by a strengthening Canadian dollar, high energy prices and the resulting prices hikes for many consumables. Our greatest appreciation goes to our employees and contractors that contributed to the successful construction of the Rosebel project. The challenging schedule and budget were met through hard, long labor under difficult conditions considering the location of the project. This success is the result of their expertise and dedication. We are anticipating a record year in 2004, with gold production of 705,000 ounces at a mine operating cost of $221 per ounce. We are starting the year strong, with a $25 million exploration budget aimed at increasing our reserve and resource base. We are also searching for new deposits on our properties or through acquisitions in order to increase our production profile."

Appointment

The Company is pleased to announce that Mr. François Viens has rejoined Cambior as Vice President, Business Development and Exploration. Mr. Viens is a geological engineer from École Polytechnique in Montreal. He has over 25 years of experience in the exploration, evaluation and development of multi-million ounce gold deposits in Canada and the Guiana Shield (Guyana, Suriname and French Guiana).

Consolidated Financial Statements

The consolidated financial statements and explanatory notes for the fourth quarter and for the year ended December 31, 2003 are available in PDF format on our website at www.cambior.com or through the CCNMatthews website at www.ccnmatthews.com.

Reminder for the Year-end 2003 Financial Results Conference Call

Cambior will host a conference call on **February 18, 2004** at 4:00 p.m., local time, to discuss its fourth quarter results and year-end audited 2003 financial results.

Financial analysts are invited to participate in the call by dialing 1-800-428-5596 in North America. Outside of North America, please dial (416) 620-2414. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21181241. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2002 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, reduction of hedging, future commercial production, sales and financial results, production targets and timetables, evolution of mineral reserves, mine operating costs, capital expenditures, work programs, development plans and exploration budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing or additional permits, authorizations or licences, risks of hedging strategies, risks of delays in construction and production, and other risks referred to in Cambior's 2002 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel.: (450) 677-2699
        1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2004-03

CAMBIOR INC.

HIGHLIGHTS

	Fourth Quarter ended December 31,		Year ended December 31,	
(unaudited) *All amounts in US dollars*	**2003**	2002	**2003**	2002
RESULTS *(in millions of $)*				
Revenues	**59.7**	53.4	**195.7**	204.2
Cash flow from operating activities	**17.4**	12.5	**24.2**	30.8
Adjusted cash flow from operating activities[1]	**20.5**	15.5	**36.4**	43.0
Earnings before the undernoted items	**5.4**	4.0	**0.0**	9.2
Non-hedge derivative gain (loss) and loss on foreign exchange from reduction in net investment	**(1.0)**	(2.5)	**0.6**	(17.3)
Net earnings (loss)	**4.4**	1.5	**0.6**	(8.1)
PER SHARE *($)*				
Earnings before the undernoted items	**0.02**	0.03	**0.00**	0.17
Non-hedge derivative gain (loss) and loss on foreign exchange from reduction in net investment	**0.00**	(0.02)	**0.00**	(0.13)
Net earnings (loss)	**0.02**	0.01	**0.00**	(0.06)
Basic weighted average number of common shares outstanding (in millions)	**222.9**	156.7	**188.0**	140.1
GOLD				
Number of ounces produced (000)	**143**	133	**522**	569
Number of ounces sold (000)	**145**	141	**517**	579
Accounting realized price ($ per ounce)	**349**	320	**320**	308
Average market price ($ per ounce)	**391**	322	**363**	310
Mine operating costs ($ per ounce)	**231**	240	**241**	223

FINANCIAL POSITION *(in millions of $)*	December 31, 2003	December 31, 2002
Cash and short-term investments	**95**	43
Total assets	**493**	279
Total debt	**64**	28
Deferred revenue	**24**	37
Shareholders' equity	**336**	163

MINERAL RESERVES AND RESOURCES [2]

GOLD (ounces contained)	December 31, 2003	December 31, 2002
Proven and Probable Reserves	**4,078,800**	4,216,000
Measured and Indicated Resources	**2,804,500**	1,842,300
Inferred Resources	**2,581,650**	2,018,600

[1] Cash flow from operating activities presented without the impact of deferred revenue.

[2] Mineral reserves and resources were estimated using a long-term gold price assumption of $350/oz in 2003 and $325/oz in 2002.

GOLD PRODUCTION STATISTICS *(unaudited)*	Fourth Quarter ended December 31,		Year ended December 31,	
	2003	2002	**2003**	2002
Omai (100%)				
Production (ounces)	**77,200**	74,000	**271,000**	319,600
Tonnage milled (t)	**1,408,300**	1,936,300	**5,748,400**	7,727,300
Grade milled (g Au/t)	**1.85**	1.33	**1.61**	1.40
Recovery (%)	**93**	90	**92**	92
Mine operating costs ($ per tonne milled)	**11**	9	**10**	9
Mine operating costs ($ per ounce)	**199**	236	**220**	221
Depreciation, depletion and amortization ($ per ounce)	**37**	36	**36**	39
Doyon Division [1]				
Production (ounces)	**55,900**	50,900	**217,200**	216,200
Tonnage milled (t)				
Underground mines	**299,800**	306,800	**1,122,700**	1,248,100
Low grade stockpile	**10,800**	-	**155,600**	38,500
Total	**310,600**	306,800	**1,278,300**	1,286,600
Grade milled (g Au/t)				
Underground mines	**6.1**	5.4	**6.2**	5.6
Low grade stockpile	**1.0**	-	**1.0**	1.0
Average	**5.9**	5.4	**5.6**	5.5
Recovery (%)	**95**	96	**95**	96
Mine operating costs ($ per tonne milled)	**49**	41	**45**	38
Mine operating costs ($ per ounce)	**273**	246	**267**	228
Depreciation, depletion and amortization ($ per ounce)	**70**	60	**71**	63
Sleeping Giant (50%)				
Production (ounces)	**10,000**	8,100	**33,300**	33,000
Tonnage milled (t)	**24,900**	24,100	**88,200**	101,400
Grade milled (g Au/t)	**12.8**	10.8	**12.1**	10.5
Recovery (%)	**97**	97	**97**	97
Mine operating costs ($ per tonne milled)	**96**	82	**93**	72
Mine operating costs ($ per ounce)	**239**	244	**246**	220
Depreciation, depletion and amortization ($ per ounce)	**59**	44	**53**	46
TOTAL GOLD PRODUCTION (ounces)	**143,100**	133,000	**521,500**	568,800
MINE OPERATING COSTS ($ per ounce)	**231**	240	**241**	223
CONSOLIDATED GOLD PRODUCTION COSTS *($ per ounce)*				
Direct mining costs	**215**	234	**232**	226
Deferred stripping costs	**15**	6	**9**	(3)
Refining and transportation	**3**	1	**2**	2
By-product credits	**(2)**	(1)	**(2)**	(2)
Mine operating costs	**231**	240	**241**	223
Royalties	**11**	10	**10**	10
Total operating costs	**242**	250	**251**	233
Depreciation, depletion and amortization	**51**	46	**51**	48
Restoration	**4**	3	**4**	3
Total production costs	**297**	299	**306**	284

[1]   Includes the Doyon and Mouska mines

FOURTH QUARTER 2003

NON-GAAP MEASURES

We have included measures of earnings before non-hedge derivative gain/loss and loss on foreign exchange from reduction in net investment and, adjusted cash flow from operating activities, because we believe that this information will help investors in understanding the level of the Company's operational earnings and assessing its performance in 2003 compared to the prior year. These performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. They are furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Reconciliations of these non-GAAP performance measures are as follows:

Reconciliation of adjusted cash flow from operating activities to GAAP cash flow from operating activities

	Fourth Quarter ended December 31,		Year ended December 31,	
(in thousands of dollars)	**2003 ($)**	2002 ($)	**2003 ($)**	2002 ($)
Cash flow from operating activities (GAAP)	**17,406**	12,477	**24,201**	30,824
Plus :				
Deferred revenue - Delivery of gold on the prepaid forward	**3,055**	3,055	**12,222**	12,222
Adjusted cash flow from operating activities	**20,461**	15,532	**36,423**	43,046

RISKS

By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, causing independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

ADDITIONAL INFORMATION

Foreign exchange rates were as follows:

Cdn $/US $		**2003**	2002
December 31	(Closing)	**1.2965**	1.5776
September 30	(Closing)	**1.3499**	1.5872
Fourth Quarter	(Average)	**1.3160**	1.5698
Year	(Average)	**1.4015**	1.5704

CONSOLIDATED OPERATIONS	Fourth Quarter ended December 31,		Year ended December 31,	
(unaudited)	**2003**	2002	**2003**	2002
(in thousands of United States dollars, except for amounts per share)	**$**	$	**$**	$
REVENUES				
Mining operations	**57,265**	51,720	**190,869**	202,258
Investment and other income	**1,482**	1,634	**2,997**	1,945
Gain on foreign exchange	**943**	-	**1,862**	-
	59,690	53,354	**195,728**	204,203
EXPENSES				
Mining operations	**41,787**	40,600	**152,667**	154,324
Depreciation, depletion and amortization	**7,649**	6,376	**28,023**	28,834
Exploration and business development	**3,483**	1,030	**7,572**	4,190
General and administrative	**1,360**	1,007	**6,083**	4,849
Financial expenses	**105**	332	**1,923**	2,399
	54,384	49,345	**196,268**	194,596
Earnings (Loss) before the undernoted items	**5,306**	4,009	**(540)**	9,607
Non-hedge derivative gain (loss) (Note 11)	**(1,000)**	(2,508)	**635**	(16,765)
Loss on foreign exchange from reduction in net investment	**-**	-	**-**	(541)
Income and mining taxes	**53**	(44)	**554**	(353)
Net earnings (loss)	**4,359**	1,457	**649**	(8,052)
Basic net earnings (loss) per share (in dollars)	**0.02**	0.01	**0.00**	(0.06)
Diluted net earnings (loss) per share (in dollars)	**0.02**	0.01	**0.00**	(0.06)
Basic weighted average number of common shares outstanding (in thousands)	**222,925**	156,652	**187,953**	140,055
Diluted weighted average number of common shares outstanding (in thousands) (Note 9)	**227,656**	158,343	**190,577**	140,055

CONSOLIDATED CONTRIBUTED SURPLUS

(in thousands of United States dollars)

Balance, beginning	-	-	-	23,047
Transfer to deficit	-	-	-	(23,047)
Balance, end	-	-	-	-

CONSOLIDATED DEFICIT

(in thousands of United States dollars)

Balance, beginning	**(115,234)**	(108,904)	**(107,448)**	(117,876)
Net earnings (loss)	**4,359**	1,457	**649**	(8,052)
Share and warrant issue expenses	**(131)**	(1)	**(4,207)**	(4,567)
Transfer from contributed surplus	**-**	-	**-**	23,047
Balance, end	**(111,006)**	(107,448)	**(111,006)**	(107,448)

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED CASH FLOWS	Fourth Quarter ended December 31,		Year ended December 31,	
(unaudited)	**2003**	2002	**2003**	2002
(in thousands of United States dollars)	**$**	$	**$**	$
OPERATING ACTIVITIES				
Net earnings (loss)	**4,359**	1,457	**649**	(8,052)
Deferred gains	**(680)**	(122)	**(680)**	(122)
Non-cash items				
Deferred revenue – Delivery of gold on the prepaid forward (Note 7)	**(3,055)**	(3,055)	**(12,222)**	(12,222)
Depreciation, depletion and amortization	**7,649**	6,376	**28,023**	28,834
Amortization of deferred stripping costs	**2,317**	924	**5,741**	2,290
Provision for environmental obligations	**664**	276	**1,922**	1,679
Amortization of deferred gains	**229**	(209)	**(865)**	(2,856)
Unrealized non-hedge derivative loss (Note 11)	**438**	2,508	**1,428**	16,765
Loss on foreign exchange from reduction in net investment	**-**	-	**-**	541
Others	**(447)**	19	**851**	251
	11,474	8,174	**24,847**	27,108
Changes in non-cash working capital items (Note 2a)	**5,932**	4,303	**(646)**	3,716
Cash flow from operating activities	**17,406**	12,477	**24,201**	30,824
INVESTING ACTIVITIES				
Short-term investments	**(64,777)**	(25,208)	**(41,562)**	(25,208)
Investments	**1,613**	154	**(1,057)**	(2,251)
Rosebel project	**(22,499)**	(5,039)	**(87,055)**	(12,743)
Acquisition of Camp Caiman (Note 5)	**3,230**	-	**3,230**	-
Other property, plant and equipment	**(9,859)**	(4,677)	**(23,349)**	(17,439)
Cash flow used in investing activities	**(92,292)**	(34,770)	**(149,793)**	(57,641)
FINANCING ACTIVITIES				
Long-term debt – Borrowings	**5,761**	-	**55,000**	-
Long-term debt – Repayments	**-**	(37)	**(28,735)**	(27,976)
Deferred charges	**(4)**	-	**(1,790)**	-
Common shares issued net of issue expenses	**31,174**	4,502	**113,183**	57,616
Cash flow from financing activities	**36,931**	4,465	**137,658**	29,640
Effect of changes in the exchange rate on cash held in foreign currency	**(156)**	194	**(1,211)**	186
Net increase (Decrease) in cash and cash equivalents	**(38,111)**	(17,634)	**10,855**	3,009
Cash and cash equivalents, beginning	**66,561**	35,229	**17,595**	14,586
Cash and cash equivalents, end (Note 3)	**28,450**	17,595	**28,450**	17,595

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands of United States dollars)

	December 31, 2003 **($)**	December 31, 2002 ($)
ASSETS		
Current assets		
Cash and short-term investments (Note 3)	**95,220**	42,803
Receivables	**6,488**	4,078
Settlements receivable	**2,927**	3,644
Production inventories	**7,081**	4,414
Supplies inventory and prepaid expenses	**24,615**	18,294
	136,331	73,233
Investments and deferred charges (Note 4)	**7,065**	5,998
Property, plant and equipment	**349,528**	200,175
	492,924	279,406
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**36,203**	24,341
Current portion of long-term debt	**16,934**	1,147
Current portion of deferred revenue	**12,222**	12,222
Current portion of deferred gains	**3,852**	2,949
Fair value of non-hedge derivatives	**7,790**	-
	77,001	40,659
Long-term debt (Note 6)	**47,260**	26,851
Deferred revenue (Note 7)	**12,223**	24,445
Deferred gains (Note 8)	**755**	3,304
Provision for environmental obligations and others	**19,475**	15,178
Fair value of non-hedge derivatives (Note 11)	**-**	6,362
	156,714	116,799
SHAREHOLDERS' EQUITY		
Common shares, Warrants and Options (Note 9)	**446,948**	288,910
Deficit	**(111,006)**	(107,448)
Cumulative translation adjustment	**268**	(18,855)
	336,210	162,607
	492,924	279,406

Commitments and contingencies (Notes 11 and 12)

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2002.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the amounts reported in the consolidated financial statements and related notes. The Company regularly reviews the estimates and assumptions that affect consolidated financial statements and actual results could differ from these estimates. Significant areas where management judgment is applied are asset valuations, contingent liabilities, environmental obligations, employee future benefit plans, fair value of hedge derivative and non-hedge derivative instruments and mineral reserves.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

Reclassification

Certain comparative figures have been reclassified to conform with the presentation adopted in 2003.

2. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

a) Changes in non-cash working capital items

	Fourth Quarter ended December 31,		Year ended December 31,	
	2003	2002	**2003**	2002
(in thousands of dollars)	**($)**	($)	**($)**	($)
Receivables	**(173)**	(1,366)	**(1,428)**	(944)
Settlements receivable	**1,071**	(1,256)	**717**	(1,173)
Production inventories	**(32)**	2,593	**(2,667)**	3,587
Supplies inventory and prepaid expenses	**701**	208	**(1,312)**	891
Accounts payable and accrued liabilities	**4,365**	4,124	**4,044**	1,355
	5,932	4,303	**(646)**	3,716

Changes in non-cash working capital items for the Rosebel project representing an utilization of liquidities of $106,000 for the fourth quarter ($419,000 for the year ended December 31, 2003 which represent a source of cash) are included in investing activities. Such are considered as investing activities because they relate to construction of the project or the constitution of working capital prior to beginning of commercial production. Upon the achievement of commercial production, changes in non-cash working capital items for Rosebel will be presented under operating activities.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

b) Cash flows relating to interest and income and mining taxes

	Fourth Quarter ended December 31,		Year ended December 31,	
	2003	2002	**2003**	2002
	($)	($)	**($)**	($)
Interest paid	**437**	295	**1,343**	1,440
Income and mining taxes paid (received)	**(575)**	29	**(361)**	274

3. CASH AND SHORT-TERM INVESTMENTS

(in thousands of dollars)	**December 31, 2003** **($)**	December 31, 2002 ($)
Cash	**5,036**	2,575
Short-term investments with maturities of less than three months, bearing interest varying from 0.87% to 2.75% (1.20% to 2.65% in 2002)	**23,414**	15,020
Cash and cash equivalents	**28,450**	17,595
Restricted cash bearing interest at rates varying from 0.90% to 1.01% [a]	**10,000**	-
Short-term investments with maturities of more than three months but less than six months bearing interest at rates varying from 0.89% to 2.85% (1.05% to 2.75% in 2002)	**56,770**	25,208
Cash and short-term investments	**95,220**	42,803

[a] Amount of $10,000,000 being held until the achievement of commercial production at the Rosebel project.

4. INVESTMENTS AND DEFERRED CHARGES

(in thousands of dollars)	**December 31, 2003** **($)**	December 31, 2002 ($)
Shares of publicly traded companies, at cost	**3,023**	2,466
Residual proceeds receivable from the sale of El Pachon project of $2,000,000 discounted at 6.125%.	**1,803**	1,699
	4,826	4,165
Deferred charges	**2,239**	1,833
	7,065	5,998

5. PROPERTY, PLANT AND EQUIPMENT

Rosebel project

Cambior acquired the residual 50% interest in the Rosebel project from Golden Star Resources Inc. on May 16, 2002 for a consideration of $8,000,000 and a price participation right based on proceeds from the sale of gold extracted from the property.

5.   PROPERTY, PLANT AND EQUIPMENT (continued)

Rosebel project (continued)

The scheduled payments of the cash consideration are as follows:
- (a) $5,000,000 at closing; and
- (b)   three successive $1,000,000 annual payments commencing in 2003.

In accordance with a Mineral Agreement related to the Rosebel project, the Government of Suriname granted a 25-year renewable Right of Exploitation to Cambior's wholly-owned subsidiary, Rosebel Gold Mines N.V. ("RGM") in December 2002. In addition, the Government of Suriname, through its state-owned mining company Grasshopper Aluminum Company N.V. ("Grassalco"), relinquished its two options to purchase up to a 40% participation in the Rosebel project in exchange for a 5% participation in the shares of RGM to be issued at commencement of commercial production.

The carrying value of the Rosebel project is as follows:

(in thousands of dollars)	**December 31, 2003** **($)**	December 31, 2002 ($)
Construction and deferred development	**122,486**	30,816
Deferred financial charges	**1,790**	-
	124,276	30,816

As at December 31, 2003, the Company had commitments of $2,065,000 to complete the construction and development of the project. Production is scheduled to begin in February 2004.

Camp Caiman project

On November 29, 2003, the Company acquired the Camp Caiman advanced gold exploration project located in French Guiana, South America, and other assets and liabilities through a merger agreement with Ariane Gold Corp. ("Ariane").

Under the terms of the agreement, Cambior issued 14,834,621 common shares to Ariane shareholders valued at $2.64 (Cdn $3.58) each, based on the closing prices of the companies' shares on the Toronto Stock Exchange on the date the transaction was announced. The Company also allowed the holders of 1,265,989 options, issued under the Ariane employee option plan, the right to obtain equivalent options of Cambior and to hold them until their original scheduled expiry.

5.   PROPERTY, PLANT AND EQUIPMENT (continued)

Camp Caiman project (continued)

The value of the net assets acquired has been established as follows:

(in thousands of dollars)	$
Assets acquired	
Cash and cash equivalent	3,230
Property, plant and equipment – mining projects	49,615
	52,845
Consideration	
Net working capital other than cash	2,090
Investment [1]	396
Assumption of long-term debt	9,711
Issuance of Cambior shares	39, 203
Fair value of Ariane common share purchase options converted into Cambior options[2]	1,445
	52,845

Investing activities in the cash flows statement only include the cash impact of this transaction.

(1)   Prior to the transaction, the Company held a minority investment in shares of Ariane.

(2)   The options granted upon the merger agreement with Ariane were valued at their fair value using the Black-Scholes option-pricing model taking into account an expected life of six months, a semi-annual risk-free interest rate of 3.11% , a volatility of 54% and a nil dividend.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.   LONG-TERM DEBT

| *(in thousands of dollars)* | **Total 2003** | Scheduled payments | | | | Total 2002 |
		2004	2005	2006	2007	
	$	**$**	**$**	**$**	**$**	**$**
2003 Credit facility[a]	**50,000**	13,636	14,545	14,545	7,274	-
2001 Credit facility	**-**	-	-	-	-	22,440
Balance of purchase price – Camp Caiman[b]	**9,711**	2,139	-	3,842	3,730	-
Balance of purchase price – Rosebel[c]	**1,952**	1,000	952	-	-	2,860
Other debt - Rosebel[d]	**1,962**	-	675	654	633	2,037
Obligation under capital leases	**569**	159	159	159	92	661
Total	**64,194**	16,934	16,331	19,200	11,729	27,998
Current portion	**16,934**					1,147
Long-term portion	**47,260**					26,851

(a)   2003 Credit facility

On February 7, 2003, Cambior entered into a new Credit facility agreement ("2003 Credit facility") with a banking syndicate for an amount of $65,000,000. The 2003 Credit facility consists of a non-revolving term loan for an amount of $55,000,000 and a $10,000,000 revolving Credit facility, both maturing on December 31, 2007.

The 2003 Credit facility was used to repay the outstanding balance under the 2001 Credit facility and to finance the construction and development of the Rosebel project. The Company reduced the term loan by $5,000,000 using proceeds from the exercise of warrants in February 2003.

Quarterly instalments on the 2003 Credit facility are scheduled to commence on June 30, 2004.

The $10,000,000 revolving Credit facility is unutilized but a letter of credit for $500,000 has been issued under this facility to guarantee a portion of the Omai closure costs.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.   LONG-TERM DEBT (continued)

(a)   2003 Credit facility (continued)

The 2003 Credit facility bears interest at LIBOR rate plus 2.50%, until commercial completion of the Rosebel project as defined under the terms of the Credit agreement. Thereafter, the interest margin above LIBOR will vary from 1.50% to 2.25% based on the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the present value (discounted at a rate of 8% per annum) of projected cash flow available for debt service to the total net senior debt. Committed facilities carry a weighted average standby fee of 0.75% per annum on the unutilized portion. As at December 31, 2003, the effective interest rate was 3.68%.

Under the original terms of the 2003 Credit facility, Cambior was required to maintain a Mandatory Hedging Program ("Program") covering 30% of its expected gold production during the loan life period at a minimum price of $290 per ounce. All the transactions under the Program were to be conducted with counterparties that are members of the banking syndicate, and Cambior had the right to roll forward the contracts up to final maturity of the 2003 Credit facility and was not subject to margin calls. On August 12, 2003, the lenders agreed to eliminate the requirement for the Program minimum hedging covenant under the loan agreement.

The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai mines and the Rosebel project and a $10,000,000 cash account until the achievement of commercial production at the Rosebel project.

The 2003 Credit facility is subject to the maintenance of various covenants, financial ratios and prepayments in the event of future financings.

6. LONG-TERM DEBT (continued)

(b) Balance of purchase price payable for Camp Caiman project

Upon the merger agreement with Ariane in November 2003, the Company assumed the balance of purchase price related to Ariane's acquisition from Asarco Incorporated, in August 2002, of a subsidiary holding the rights to the Camp Caiman project, Asarco Guyane Française S.A.R.L. ("AGF"). The balance of purchase price is accounted for at its discounted value calculated using an interest rate of 3%, without interest and payable as follows:

i) $2,171,000 on August 19, 2004;

ii) $4,136,800 on August 19, 2006; and

iii) $4,136,800 within 120 days of the commencement of commercial production.

The balance of purchase price is subject to prepayments in the case of a subsequent issuance of equity. The AGF shares are subject to an escrow agreement and any transfer of the AGF shares would be subject to that agreement. The AGF shares will be released from escrow to Cambior once the acquisition price has been paid in full.

(c) Balance of purchase price - Rosebel

The balance of the purchase price represents the discounted amount, calculated using an interest rate of 5.0%, of two installments of $1,000,000 due in 2004 and 2005 respectively. An amount of $1,000,000 was paid in 2003. This balance is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V.

(d) Other debt - Rosebel

Upon receiving the Right of Exploitation for the Rosebel project in December 2002, an amount became payable to Grassalco in compensation for exploration expenses incurred by Grassalco. This amount is payable in three equal annual installments, the first of which is due on the first anniversary of the commencement of commercial production at Rosebel, which is scheduled for 2004. The discounted value was calculated using an interest rate of 3.19%.

Interest

Interest on long-term debt amounted to $1,502,000 in 2003 ($1,323,000 in 2002), and of which $1,411,000 was capitalized in relation with the construction of the Rosebel project.

7. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement with a financial institution, whereby Cambior was committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue.

7.   DEFERRED REVENUE (continued)

Gold deliveries remaining under the prepaid gold forward sales agreement are as follows for the coming years:

	Number of ounces	*(in thousands of dollars)* ($)
2004 – Current portion	51,919	12,222
2005 – Long-term portion	51,920	12,223
	103,839	24,445

At December 31, 2003, the estimated fair value of the prepaid gold forward sales agreement was $41,336,000 ($49,201,000 at December 31, 2002).

8.   DEFERRED GAINS

Deferred gains on gold and US dollars are related to hedging transactions as described in the Company's accounting policies. This account also includes non-hedge derivative losses related to call options and variable volume forward (VVF) converted into hedging forward instruments.

(in thousands of dollars)	December 31, 2003 ($)	December 31, 2002 ($)
Deferred gains – Gold	1,330	3,923
Deferred gains – US dollars	1,436	-
	2,766	3,923
Fair value at the date of conversion of non-hedge derivative		
instruments converted into hedge derivative instruments	1,841	2,330
	4,607	6,253
Current portion	3,852	2,949
Long-term portion	755	3,304

Deferred gains and fair values of derivatives will be recognized in income as follows: $3,852,000 in 2004, $520,000 in 2005 and $235,000 in 2006.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.   COMMON SHARES, WARRANTS AND OPTIONS

	Fourth Quarter ended December 31, 2003		Year ended December 31, 2003	
	Number of securities	Amount	Number of securities	Amount
(in thousands of dollars)	(000)	($)	(000)	($)
Common shares issued and fully paid:				
Balance, beginning of period	212,086	374,945	160,167	288,040
Issued:				
Public offering	-	-	40,000	72,192
Merger agreement[1]	14,835	39,203	14,835	39,203
Exercise and expiry of warrants	13,536	30,812	24,754	44,018
Exercise of options[2]	385	783	515	849
Flow-through common shares	-	-	571	1,441
	28,756	70,798	80,675	157,703
Balance, end of period	**240,842**	**445,743**	**240,842**	**445,743**
Common share purchase warrants:				
Balance, beginning of period	150	50	2,216	870
Exercised	-	-	(702)	(232)
Expired	-	-	(1,364)	(588)
	-	-	(2,066)	(820)
Balance, end of period	**150**	**50**	**150**	**50**
Common share purchase options granted following the Ariane merger:[1][2]				
Balance, beginning of period	-	-	-	-
Granted	1,266	1,445	1,266	1,445
Exercised	(254)	(290)	(254)	(290)
	1,012	1,155	1,012	1,155
Balance, end of period	**1,012**	**1,155**	**1,012**	**1,155**
Total Common shares, Warrants and Options		**446,948**		**446,948**

[1] Upon the merger agreement with Ariane (Note 5)

[2] The options were exercised by employees of the Company under the Stock Option Plan for directors and key employees and pursuant to the merger agreement with Ariane.

As February 17, 2004, there was 240 940 000 common shares outstanding.

9.   COMMON SHARES, WARRANT AND OPTIONS (continued)

Issuance of securities

During 2003, 24,754,000 common shares were issued following the exercise of warrants as follows:

	Fourth Quarter		**Year**	
	ended December 31, 2003		**ended December 31, 2003**	
Exercise price	**Number of common shares**	**Total proceeds**	**Number of common shares**	**Total proceeds**
($ per share)	**(000)**	**($000)**	**(000)**	**($000)**
$1.14 (Cdn $1.70)	-	-	10,417	11,834
$0.85 (Cdn $1.30)	-	-	107	123
$0.41 (Cdn $0.56)	-	-	596	444
$2.28 (Cdn $3.00)	13,536	30,812	13,634	31,617 [1]
	13,536	30,812	24,754	44,018

[1]   During the year, 1,364,000 warrants exercisable at a price of Cdn $2.20 each and 682,000 warrants exercisable at Cdn $3.00 each expired without being exercised. The value of warrants totaling $588,000 was transferred into common shares.

On August 12, 2003, Cambior issued to a syndicate of underwriters, 40,000,000 units at a price of $1.80 (Cdn $2.50) per unit for gross proceeds of $72,192,000 (Cdn $100,000,000). Each unit consisted of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant entitles its holder to purchase one additional common share at a price of Cdn $3.75 prior to August 12, 2008.

On September 2, 2003, some 571,428 common shares were issued at a price of $2.52 (Cdn $3.50) each following a flow-through financing for total proceeds of $1,441,000 (Cdn $2,000,000) to incur Canadian Exploration Expenses.

Flow-through common shares

Flow-through common shares require the Company to pay an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

As at December 31, 2003, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $388,000.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.   COMMON SHARES, WARRANT AND OPTIONS (continued)

Warrants

As of December 31, 2003, the outstanding number of warrants exercisable into common shares was as follows:

Date of issue	Expiry date	Exercise price ($ per share)	Number issued (000)	Number exercisable (000)
January 12, 2001	December 31, 2005	Cdn $0.56	1,300	150
August 12, 2003	August 12, 2008	Cdn $3.75	20,000	20,000
				20,150

Earnings per share

The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

Number of instruments (in thousands)	December 31, 2003	December 31, 2002
Options	1,625	5,668
Warrants	-	27,721
	1,625	33,389

Reconciliation of the diluted weighted average number of common shares outstanding for the following periods is as follows:

Number of instruments (in thousands)	Fourth quarter ended December 31,		Year ended December 31,	
	2003	2002	2003	2002
Basic weighted average number of common shares outstanding	222,925	156,652	187,953	140,055
Effect of dilutive stock options	3,347	1,173	2,054	-
Effect of dilutive warrants	1,384	518	570	-
Diluted weighted average number of common shares outstanding	227,656	158,343	190,577	140,055

9.   COMMON SHARES, WARRANTS AND OPTIONS (continued)

Accounting for compensations plans

The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. On May 9, 2003, the Board of Directors approved the granting of 1.4 million options at a price of $1.40 (Cdn $1.95) each, in accordance with the terms of the stock option plan for directors and key employees. The fair value of options granted was estimated using the Black-Scholes option-pricing model taking into account an expected life of 5 years, a semi-annual risk-free interest rate of 4.08% in 2003 (5.07% in 2002) and a volatility of 78% in 2003 (85% in 2002). A pro forma compensation charge is recognized over the vested period. The weighted average fair value of options granted in 2003 was $0.93 ($1.00 in 2002).

Accordingly, the Company's net earnings (loss) and basic and diluted net earnings (loss) per share would have been reported on a pro forma basis as follows:

	Fourth Quarter ended December 31,		Year ended December 31,	
	2003	2002	2003	2002
(in thousands of dollars)	**($)**	($)	**($)**	($)
Net earnings (loss), as reported	**4,359**	1,457	**649**	(8,052)
Deduct : Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(311)**	(251)	**(1,065)**	(814)
Pro forma net earnings (loss)	**4,048**	1,206	**(416)**	(8,866)
(in dollars)				
Basic net earnings (loss) per share, as reported	**0.02**	0.01	**0.00**	(0.06)
Diluted net earnings (loss) per share, as reported	**0.02**	0.01	**0.00**	(0.06)
Basic net earnings (loss) per share, pro forma	**0.02**	0.01	**(0.00)**	(0.06)
Diluted net earnings (loss) per share, pro forma	**0.02**	0.01	**(0.00)**	(0.06)

Share Purchase Plan

The Company has an employee share purchase plan under which eligible employees can have the opportunity to acquire common shares of Cambior through payroll deductions. The Company matches up to 50% of the employee contribution up to the lesser of 3% of basic annual salary or Cdn $5,000. The shares are acquired on the open market by a trustee. Cambior's contribution is charged to earnings in the year of contribution and amounted to $313,000 in 2003 and $157,000 in 2002.

10.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of Cambior's financial instruments and commodities:

	December 31, 2003		December 31, 2002	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
(in thousands of dollars)	$	$	$	$
Financial Assets				
Cash and cash equivalents[1]	**28,450**	**28,450**	17,595	17,595
Short-term investments[1]	**66,770**	**66,770**	25,208	25,208
Receivables[1]	**6,488**	**6,488**	4,078	4,078
Settlements receivable[1]	**2,927**	**2,927**	3,644	3,644
Investments – Publicly traded companies[2]	**3,023**	**7,091**	2,466	5,082
Investments – Residual proceeds receivable[3]	**1,803**	**1,803**	1,699	1,699
Foreign exchange contracts [6]	**-**	**280**	-	-
Financial Liabilities				
Accounts payable and accrued liabilities[1]	**36,203**	**36,203**	24,341	24,341
Long-term debt[4]	**64,194**	**64,194**	27,998	27,998
Non-hedge derivative instruments [5]	**7,790**	**7,790**	6,362	6,362
Gold forwards [5]	**-**	**59,676**	-	37,381
Foreign exchange contracts [6]	**-**	**-**	-	3,185

(1) The fair value of cash and cash equivalents, short-term investments, receivables, settlements receivable and accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.

(2) The fair value of the shares of publicly-traded companies was based on the last quoted market price.

(3) The fair value of the residual proceeds receivable from the sale of El Pachon project is equivalent to the carrying amount since it is presented at its discounted value.

(4) Since most of the long-term debt is variable rate debt, the fair value of the Company's long-term debt approximates the carrying amount as at December 31, 2003 and 2002.

(5) The Company obtains an independent valuation of its portfolio of gold commitments. This market valuation is based on the market price, rate of interest, gold lease rate and volatility.

(6) The fair value of the foreign exchange contracts is based on the market foreign exchange rate and the forward premium.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. REVENUE PROTECTION PROGRAM

a) Gold sales, deliveries and purchase commitments

The Company's gold sales, deliveries and purchase commitments, as at December 31, 2003, are as follows [1] :

		2004	**2005**	**2006**	**2007**	**Total**
Forwards[3]						
Quantity	(000 oz)	252	155	130	56	**593**
Average price	($/oz)	315	327	326	350	**324**
Prepaid gold forwards (Note 7)						
Quantity	(000 oz)	52	52	-	-	**104**
Average price	($/oz)	235	235	-	-	**235**
Gold purchase						
Quantity	(000 oz)	(55)	-	-	-	**(55)**
Average price	($/oz)	360	-	-	-	**360**
Minimum delivery obligations						
Quantity	(000 oz)	249	207	130	56	**642**
Average price	($/oz)	288	304	326	350	**306**
Call options sold[2] [3]						
Quantity	(000 oz)	104	-	-	-	**104**
Average price	($/oz)	301	-	-	-	**301**
Total delivery commitments						
Quantity	(000 oz)	353	207	130	56	**746**
Average price	($/oz)	292	304	326	350	**306**

(1) The designation dates for accounting purposes differ from commitment dates.

(2) The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

(3) Certain call options sold and forward positions, totalling 335,000 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

At December 31, 2003, the estimated fair value of Cambior's gold forward sales, delivery and purchase commitments, excluding the prepaid gold forward, calculated at a spot price of $417 per ounce ($388 per ounce at September 30, 2003 and $343 per ounce at December 31, 2002), is as follows:

(in thousands of dollars)	**December 31, 2003** **($)**	December 31, 2002 ($)
Forwards	**(59,676)**	(37,381)
Non-hedge derivatives	**(7,790)**	(6,362)
	(67,466)	(43,743)

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. REVENUE PROTECTION PROGRAM (continued)

(a) Gold sales, deliveries and purchase commitments (continued)

The non-hedge derivative gain of $635,000 in 2003 (loss of $16,765,000 in 2002) represents the variation of the fair value of the non-hedge derivatives combined with the realized gain of $3,105,000 in 2003 resulting from lease rate swap contracts for certain periods, the $1,042,000 realized loss arising from the exercise of call options sold and the deferred non-hedge derivative loss in 2002 related to the conversion of call options and VVF into forward instruments.

Subsequent to year-end, the Company purchased 135,000 ounces of gold to be applied against its outstanding contracts as at December 31, 2003.

In the fourth quarter of 2003, the Company decided to classify realized gains resulting from lease rate swap contracts in the "Non-hedge derivative gain (loss)" caption of the statement of operations. For the second and third quarter, gains amounting to $1,116,000 and $1,509,000 respectively which had originally been classified in revenues, were reclassified to conform to this presentation.

(b) Foreign exchange contracts

As at December 31, 2003, the Company had commitments through foreign exchange forward contracts, to deliver US $9,000,000 and obtain in exchange Canadian dollars at an average rate of Cdn $1.3406 in 2004. As at December 31, 2003, the fair value gain of the foreign exchange contracts was $280,000. This amount was not accounted for in the consolidated statement of operations as the Company's commitments to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments.

During 2003, the Company converted 88,463 ounces of Canadian gold forward sales into US dollar gold forward sales, thereby increasing the future realized price from $321 an ounce to $359 an ounce.

The Company is exposed to currency risks as a result of revenues derived from its Canadian operations.

12. CONTINGENCIES

Claims

Omai

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately US $2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.   CONTINGENCIES (continued)

Claims (continued)

Omai (continued)

Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously.

Others

The Company is also subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a material adverse effect on the Company's financial condition.

13.   SEGMENTED INFORMATION

The Company operates four gold mining divisions: Omai, located in Guyana; Doyon, which includes the Mouska mine; and Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada. Contracting services are grouped with Niobec. The Rosebel gold project, located in Suriname, is in construction and the achievement of commercial production is currently scheduled to occur on February 2004. The Camp Caiman ("Ariane") property was acquired in November 2003 and is an advanced exploration project.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. SEGMENTED INFORMATION (continued)

(in thousands of dollars)	Omai ($)	Doyon ($)	Sleeping Giant ($)	Niobec and others ($)	Rosebel ($)	Camp Caiman ($)	Corporate and projects ($)	Total ($)
Fourth Quarter ended December 31, 2003								
Revenues – Mining operations	25,253	21,247	4,400	6,303	-	-	62	57,265
Financial expenses	112	(7)	(2)	-	-	-	2	105
Depreciation, depletion and amortization	2,841	3,896	593	250	-	-	69	7,649
Divisional earnings (loss)	3,320	1,197	848	1,508	(36)	(8)	(3,948)	2,881
Capital expenditures (disposals)	(573)	2,911	1,215	666	26,527	(2,043)	(1,188)	27,515
Fourth Quarter ended December 31, 2002								
Revenues – Mining operations	25,113	17,063	2,925	6,560	-	-	59	51,720
Financial expenses	474	-	-	-	989	-	(1,131)	332
Depreciation, depletion and amortization	2,628	3,076	359	165	-	-	148	6,376
Divisional earnings (loss)	892	822	255	2,106	(989)	-	(711)	2,375
Capital expenditures (disposals)	537	2,267	708	1,062	5,039	-	(51)	9,562
Year ended December 31, 2003								
Revenues – Mining operations	83,062	71,392	11,235	24,935	-	-	245	190,869
Financial expenses	1,529	9	(4)	-	-	-	389	1,923
Depreciation, depletion and amortization	9,717	15,346	1,777	856	-	-	327	28,023
Divisional earnings (loss)	3,235	(2,779)	868	6,642	(137)	(8)	(13,220)	(5,399)
Capital expenditures (disposals)	(1,535)	10,617	4,438	2,820	91,083	(2,043)	2,851	108,231
Property, plant and equipment	31,237	98,388	8,562	18,932	122,486	50,802	19,121	349,528
Divisional assets	50,970	103,455	9,645	28,812	138,271	55,840	105,931	492,924
Year ended December 31, 2002								
Revenues – Mining operations	100,650	66,988	10,149	23,662	-	-	809	202,258
Financial expenses	2,629	44	3	-	989	-	(1,266)	2,399
Depreciation, depletion and amortization	12,330	13,619	1,505	792	-	-	588	28,834
Divisional earnings (loss)	5,676	1,830	1,107	8,023	(989)	-	(7,985)	7,662
Capital expenditures	4,497	8,071	1,817	1,924	12,743	-	3,381	32,433
Property, plant and equipment	48,119	85,109	4,687	13,256	30,816	-	18,188	200,175
Divisional assets	74,830	89,012	5,024	21,200	31,347	-	57,993	279,406

Reconciliation of reportable operating divisional earnings to net earnings (loss) is as follows:

(in thousands of dollars)	Fourth Quarter ended December 31, 2003 ($)	Fourth Quarter ended December 31, 2002 ($)	Year ended December 31, 2003 ($)	Year ended December 31, 2002 ($)
Divisional earnings	6,829	3,086	7,821	15,647
Corporate and projects loss	(3,948)	(711)	(13,220)	(7,985)
	2,881	2,375	(5,399)	7,662
Investment and other income	1,482	1,634	2,997	1,945
Gain on foreign exchange	943	-	1,862	-
Non-hedge derivative gain (loss)	(1,000)	(2,508)	635	(16,765)
Loss on foreign exchange from reduction in net investment	-	-	-	(541)
Income and mining taxes	53	(44)	554	(353)
Net earnings (loss)	4,359	1,457	649	(8,052)

MINERAL RESERVES AND RESOURCES [1] CAMBIOR'S SHARE						
	December 31, 2003 @ $350/oz			December 31, 2002 @ $325/oz		
GOLD OPERATIONS	**Tonnes (000)**	**Grade (g Au/t)**	**Ounces Contained (oz)**	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)
Omai (100%)						
Proven Reserves	**9,183**	**1.2**	**358,100**	14,730	1.3	626,300
Probable Reserves	**20**	**1.5**	**1,000**	69	1.4	3,000
Doyon Division (100%)[2]						
Proven Reserves	**3,135**	**5.3**	**537,200**	3,774	5.2	629,500
Probable Reserves	**3,622**	**6.2**	**721,300**	4,264	5.4	736,800
Measured Resources	**277**	**3.5**	**30,700**	228	3.1	23,000
Indicated Resources	**2,115**	**3.7**	**251,500**	1,669	3.6	195,300
Inferred Resources	**5,778**	**5.2**	**974,100**	6,316	5.2	1,053,000
Sleeping Giant (50%)						
Proven Reserves	**75**	**11.2**	**26,950**	89	12.6	35,900
Probable Reserves	**134**	**12.1**	**52,250**	100	12.9	41,500
Inferred Resources	**176**	**9.8**	**55,450**	159	10.7	54,600
GOLD PROJECTS						
Rosebel (100%)						
Probable Reserves	**47,165**	**1.6**	**2,382,000**	42,897	1.6	2,143,000
Indicated Resources	**23,429**	**1.2**	**901,300**	30,871	1.2	1,210,000
Inferred Resources	**19,100**	**1.4**	**858,100**	21,296	1.3	911,000
Camp Caiman						
Measured Resources	**9,497**	**2.7**	**817,000**	-	-	-
Indicated Resources	**6,260**	**1.9**	**390,000**	-	-	-
Inferred Resources	**10,971**	**2.0**	**694,000**	-	-	-
La Arena (100%)						
Indicated Resources	**13,400**	**1.0**	**414,000**	13,400	1.0	414,000
TOTAL GOLD						
Proven and Probable Reserves			**4,078,800**			4,216,000
Measured and Indicated Resources			**2,804,500**			1,842,300
Inferred Resources			**2,581,650**			2,018,600

MINERAL RESERVES AND RESOURCES [1] CAMBIOR'S SHARE						
	December 31, 2003			December 31, 2002		
NIOBIUM OPERATION	**Tonnes (000)**	**Grade Nb_2O_5 (%)**	**Contained tonnes (000) Nb_2O_5**	Tonnes (000)	Grade Nb_2O_5 (%)	Contained tonnes (000) Nb_2O_5
Niobec (50%)						
Proven Reserves	**8,655**	**0.63**	**55**	8,910	0.63	56
Probable Reserves	**2,658**	**0.72**	**19**	3,008	0.70	21
Inferred Resources	**4,135**	**0.67**	**28**	1,074	0.63	7

COPPER PROJECT	**Tonnes (000)**	**Grade Cu (%)**	**Contained tonnes (000)**	Tonnes (000)	Grade Cu (%)	Contained tonnes (000)
Carlota (100%) [3]						
Probable Reserves	**78,830**	**0.47**	**371**	78,830	0.47	371

[1]   Reported mineral reserves and resources have been calculated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000. Mineral reserves and resources were estimated using a long-term gold price assumption of $350/oz in 2003 and $325/oz in 2002. Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

[2]   Includes mineral reserves and resources from the Doyon and Mouska mines.

[3]   The 2003 and 2002 probable reserves for the Carlota project were calculated at $0.90/lb and include only the Carlota-Cactus pit.

MINERAL RESERVES AND MINERAL RESOURCES

Mineral reserve and mineral resource estimates have been calculated by Cambior's technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM "Standards on Mineral Resources and Reserves") in August 2000. There are numerous uncertainties inherent in estimating proven and probable mineral reserves, including many factors beyond the Company's control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

MINERAL RESERVES AND MINERAL RESOURCES (continued)

Cambior's qualified persons [1] responsible for the mineral reserve and resource calculations for each mine or project are as follows:

Mine	Name	Title
Omai (Guyana)	Y. Michaud	Technical Services Superintendent
	R. Walish	General Manager
Doyon (Quebec, Canada)	D. Doucet	Chief Geology Department
	A. Grenier	Chief Engineer
Mouska (Quebec, Canada)	P. Levesque	Chief Geology Department
	P. Sévigny	Chief Engineer
Sleeping Giant (Quebec, Canada)	F. Blanchet	Chief Geology Department
	D. Vallières	Chief Engineer
Gold Projects		
Rosebel (Suriname)	R. Sirois	Geology Superintendent
	A. Croal	Engineering Superintendant
Camp Caiman (French Guiana)	F. Viens	Vice-president, Business Development and Exploration – Cambior Inc.
	M. Bardoux	Manager Geology-Exploration French Guiana
La Arena (Peru)	F. Clouston	Project Assessment Engineer
Copper Projects		
Carlota (Arizona, USA)	Independent Mining Consultants Inc.	
Industrial Minerals		
Niobec [2] (Quebec, Canada)	D. Villeneuve	Chief Geologist
	S. Thivierge	Engineering and Maintenance Superintendent

The Company has established rigourous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources at all of its operations and projects. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., Manager, Mining Geology with Cambior Inc. who is also a qualified person.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F. A copy of the 2002 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

---

[1] **Qualified person:** an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

[2] The Niobec mine is jointly owned by operator Sequoia Minerals Inc. (50%) and Cambior (50%), who is responsible for the marketing.

MINERAL RESERVES AND MINERAL RESOURCES (continued)

Metallurgical Recovery and Cut-off Grade

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

The following table indicates the cut-off grade calculations and the average metallurgical recoveries at Cambior's gold mining operations for the proven and probable mineral reserves.

Mine	Average Metallurgical Recovery [1] (Gold %)	Cut-off grades (g Au /t)
Omai	93	0.70
Doyon	96	3.2 to 4.4 [2]
Mouska	94	9.1 to 10.3 [2]
Sleeping Giant	97	8.5 to 9.3 [2]

[1] Recovery rates vary depending on the metallurgical properties of each deposit and the production process used.
[2] Varies depending on the mining method used.

SENSITIVITY ANALYSIS

Proven and probable mineral reserves at year-end 2003 were 4.1 million ounces. A sensitivity analysis using a gold price of $325 per ounce indicates that mineral reserves would fall 5% to 3.9 million ounces. Mineral reserves increase by 1% when calculated at a gold price of $375 per ounce. For the Canadian operations, a long-term exchange rate of Cdn $1.40 was used.